UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For  the  month  of          February,  2003

Commission  File  Number     0-29586

                              EnerNorth industries inc.
                    (FORMERLY: ENERGY POWER SYSTEMS LIMITED)
                    ----------------------------------------
                    (Address of Principal executive offices)


      2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
      --------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F    X          Form  40-F
          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Yes                          No     X
                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes                     No   X
                               ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82-  _________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     EnerNorth  industries  inc.
     (formerly:  Energy  Power  Systems  Limited)


Date:  February  28,  2003                    By:____"Sandra J. Hall"____ ______
     ---------------------                       -------------------------------
     Sandra  J.  Hall,
President,  Secretary  &  Director

                             PRESS RELEASE     Source: EnerNorth Industries Inc.

ENERNORTH  REPORTS  2ND  QUARTER  NUMBERS

Friday  February  28,  4:37  pm  ET

TORONTO--(BUSINESS WIRE)--Feb. 28, 2003--EnerNorth Industries Inc. (AMEX: ENY - News; Frankfurt Stock Exchange: EPW1) (www.enernorth.com; "EnerNorth" or the "Company") announces that it has issued unaudited consolidated financial statements for the six-month period ending December 31, 2002 expressed in Canadian dollars. These statements reflect the activities of EnerNorth and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas
Division:

- consolidated revenues of $15.0 million for the six month period ended December 31, 2002 ($14.4 million -2001);
- consolidated gross profits of $1.9 million for the six month period ended December 31, 2002 ($1.9 million - 2001);
- consolidated net loss of $0.1 million for the six month period ended December 31, 2002 ($0.2 million net income - 2001); and
-     consolidated basic net loss per share of $0.01 ($0.02 net income per share
-  2001).
EnerNorth's consolidated revenues increased 4% to $15.0 million for the six-month period ending December 31, 2002 from $14.4 million reported during the same period the previous year. The increase was primarily derived from revenue increases from the Company's Industrial & Offshore Division. "We are most pleased with maintaining a market share for our Industrial & Offshore Division in an otherwise quiet economy," stated Scott Hargreaves CFO, "we hope to continue growing our revenues by participating in larger projects for the Industrial & Offshore Division and increasing reserves and production volumes for the Oil & Gas Division."

EnerNorth's consolidated gross profit for the six-month period ending December 31, 2002 was $1.9 million equal to $1.9 million in 2001. Gross profit remained constant as increased revenue was offset by decreased gross margin percentages for the Industrial & Offshore Division compared to 2001.
EnerNorth's consolidated administrative expenses of $2.0 million for the six-month period ending December 31, 2002, was 66% higher than administrative expenses of $1.2 million the previous year. A gain of $0.7 million on the settlement of a legal action during 2001 and increased professional fees in 2002 were principal factors accounting for the difference in administrative expenditures in the comparative period.

As a result of the foregoing, consolidated loss from operations for the six month period ending December 31, 2002 was $0.1 million compared to net earnings of $0.2 million during the prior period. Net loss per share was $0.01 for the six-month period ending December 31, 2002 versus net earnings per share of $0.02 for the previous six-month period.

About  EnerNorth  Industries  Inc.

EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division. There are approximately 4.06 million shares issued and outstanding in the capital of the Company. Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.



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Contact:
     EnerNorth  Industries  Inc.
     Scott  T.  Hargreaves,  416/861-1484
     www.enernorth.com
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